CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On August 24, 1999, the issuance by the Company of $50,000,000 aggregate principal amount of its Series B 7.05% Senior Notes due August 15, 2004 (the "Series B Notes"), pursuant to the Second Supplemental Indenture dated as of August 24, 1999, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

    Exhibit  A -- Prospectus supplement with respect to the Series B Notes, dated August 17, 1999. (Filed electronically August 19, 1999, in File Nos. 333-42033, 333-42033-01 and 333-42033-02.)

    Exhibit  B -- Underwriting Agreement with respect to the Series B Notes dated August 17, 1999. (Designated in Form 8-K dated August 17, 1999 as Exhibit 1.1.)

    Exhibit  C -- Second Supplemental Indenture dated as of August 24, 1999 to the Senior Note Indenture dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee. (Designated in Form 8-K dated August 17, 1999, as Exhibit 4.2.)

    Exhibit  F -- Opinion of Beggs & Lane, A Registered Limited Liability
                  Partnership, dated August 29, 1999.



Dated    August 29, 1999                             GULF POWER COMPANY



                                                     By   /s/Wayne Boston
                                                             Wayne Boston
                                                          Assistant Secretary